FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of July 23, 2004

Equant N.V.
(Translation of registrant's name into English)

Heathrowstraat 10
1043 CH Amsterdam, The Netherlands
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [ X ]          Form 40-F [   ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [   ]          No [ X ]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

EQUANT ANNOUNCES 2004 FIRST HALF RESULTS
AND CONFIRMS SECOND HALF GUIDANCE

- First half revenues of $1,433 million, a decline of (3.1) per cent on a reported basis and (6.2) per cent on a constant currency basis

- Scheduled expiry in June 2003 of the SITA minimum revenue commitment impacted revenues by $47 million during the half ; excluding SITA, first half revenues growth of 2.5 per cent on a reported basis, and decline of (1.6) per cent on a constant currency basis

- Decline in Network Services Indirect and Direct with legacy data migration

- Growth in integration services and outsourcing revenues

- Operating income before depreciation and amortization (2) of $59 million, a decrease of $100 million in first half 2004

- This decrease reflects net adverse currency movements of $55 million and lower revenues, in particular with the scheduled expiry of the SITA minimum revenue commitment

- Robust cost controls yielded net savings, on a constant currency basis of $50 million in total costs before depreciation

- Net cash position of $199 million at June 30, a $280 million decrease compared to December 31, 2003

- Operating assets and liabilities increased by $206 million, due to working capital movements specific to the first half 2004, with shorter payment periods with suppliers and reduced accruals

- Outlook for the second half 2004 confirmed

- Operating income before depreciation and amortization (2) for the second half expected to be well above the first half

- Stabilization of the net cash situation in the second half

AMSTERDAM, The Netherlands – July 22, 2004 – Equant (Euronext Paris: EQU) (NYSE: ENT) today announced its results for the first half of the 2004 financial year.

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Financial Highlights

(Unaudited; French GAAP;	1H 2004	1H 2003	%Better/	%
U.S. dollars in millions)	Actual	Actual	(Worse)	Better/(Worse)
				on a constant
				currency basis (1)

Total revenues	1,433	1,479	(3.1)	(6.2)

Gross profit	329	483	(31.9)	(27.5)

Selling, general and administrative expenses	270	324	16.7	23.1

Operating income before depreciation and amortization and restructuring and integration (2)	59	159	(62.9)	(43.3)

Depreciation and amortization	235	253	7.1	13.6

Restructuring and integration	16	61	73.8	76.8

Operating loss	192	155	(23.9)	18.6

Net loss	195	174	(12.1)	23.5

Capital expenditures	111	151	26.4

Operating free cash flow (3)	(52)	8	NM

Net cash and loans (4)	199	462	NM

(1)	On a constant currency basis: to provide a basis for comparison, the Company has adjusted the results for the first half of 2003 to reflect the exchange rates applicable to the first half of 2004.

(2)	Operating income before depreciation and amortization is operating result before depreciation, amortization, and restructuring and integration.

(3)	Operating free cash flow is defined as operating income before depreciation and amortization and restructuring and integration (2) minus capital expenditures.

(4)	Net cash and loans at June 30, 2004 is defined as cash and cash equivalents plus $150 million of unsecured short-term loans to France Telecom less bank loans and less loans from France Telecom of $122 million.

Commenting on Equant’s results, Daniel Caclin, president and chief executive officer of Equant, said: “We have had a challenging first half during which our financial performance has been affected by specific factors, like the scheduled expiry of the SITA minimum revenue commitment and the negative impact of currency movements, compounded by difficult market conditions. In light of these conditions, we have continued to adjust firmly our cost base, and our actions have yielded a substantial reduction in our costs and capital expenditures.

“Beyond these results, we have made real progress in our business transformation to a communication infrastructure solution provider. Our services and outsourcing activities have performed strongly during the half: we have won 47 solutions contracts, representing half of our order intake, and our outsourcing business has doubled. Customer satisfaction has also improved, and we have enriched our portfolio, with extended offerings in Voice over IP, DSL and mobility solutions.

“In the second half, we are committed to accelerate our business transformation, and on delivering the actions launched in order to grow our operating income before depreciation and amortization well above the first half and stabilize our net cash situation.”

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Revenue Details:

(Unaudited; French GAAP; U.S.	1H 2004	1H 2003	% Better/	% Better/(Worse)
dollars in millions)	Actual	Actual	(Worse)	on a constant
				currency basis

Network Services:- Direct	655	666	(1.7)	(5.0)

Network Services:- Indirect (5)	110	145	(24.1)	(26.8)

Total Network Services	765	811	(5.7)	(8.9)

Fulfillment	93	62	50.0	45.3

Messaging, Hosting and Security	72	65	10.8	2.9

Other Integration Services	102	92	10.9	6.3

Total Integration Services	267	219	21.9	16.1

Other Services	135	108	25.0	16.4

Total Revenues pre SITA	1,167	1,138	2.5	(1.6)

SITA	266	341	(22.0)	(22.0)

Total Revenues	1,433	1,479	(3.1)	(6.2)

(5)	Network Services Indirect refers to revenues through Radianz, Deutsche Telekom, Sprint and other wholesale channels.

The Company’s revenues for the first half of 2004 were $1,433 million. Compared with the first half of 2003, foreign exchange movements had a positive effect of $48 million on the Company’s revenues, driven in particular by the appreciation of the euro against the U.S. dollar.

Compared with the first half of 2003, revenues for the first half of 2004 grew by 2.5 percent excluding SITA but fell by 3.1 percent after the inclusion of SITA revenues. Increases in revenues from Integration Services and Other Services more than offset the weakness in Network Services revenues.

The growth in Messaging, Hosting and Security and Other Integration Services reflects the Company’s concentration on its services strategy, the success of its outsourcing activities and positive currency effects of $9 million. The Company’s total revenues from its outsourcing activities more than doubled in the first half of 2004 compared with the first half of 2003 whilst revenues from consulting, project management and service management grew by 49 per cent.

SITA revenues reflect the expiry of the minimum revenue commitment in June 2003 and the continuing move to lower priced unmanaged internet-based connections as well as lower activity.

Second quarter revenues totaled $728 million. On a constant currency basis, second quarter revenues grew by 4.0 percent above the level of the first quarter 2004 of $700 million. Fulfillment, Messaging, Hosting and Security, Other Integration Services, and Other Services all showed growth above the first quarter 2004. On a constant currency basis, excluding SITA, second quarter revenues in 2004 were up 7.8 per cent compared with the first quarter of 2004. On a reported basis revenues in the first quarter of 2004 totaled $704 million.

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Network Services

Revenues for Network Services decreased 5.7 percent to $765 million but declined by 8.9 percent on a constant currency basis.

The Company’s Network Services direct revenues in the first half of 2004 were $11 million below the first half of 2003’s levels before taking into account a benefit of $24 million from the favorable foreign currency movements. On a constant currency basis, revenues were down compared with the first half of 2003 as a result of a higher level of disconnections, particularly in North America, as customers moved to lower cost IP solutions, which especially affected the revenues from older technologies.

Network Services indirect channel revenues fell by 24.1 percent to $110 million in the first half of 2004 compared with the first half of 2003. On an actual basis revenues from Sprint, Deutsche Telekom and Radianz fell by some $47 million in the first half of 2004 compared with the first half of 2003.

In the first half of 2004 the Company continued to win new business, adding 32 new logos and announcing a number of multi-million dollar contracts with major customers, including JT International.

This contract, valued at more than $100 million over a six- year period, with its services-rich elements, is a new success in the implementation of our strategy.

As planned the Company has expanded its IP VPN coverage by integrating satellite and DSL access to broaden the addressable customer base. At June 30, 2004 the Company had a DSL presence in 16 countries and DSL connections more than doubled in the first half of 2004.

Integration Services

Revenues from Integration Services increased 21.9 percent to $267 million in the first half of 2004. This increase would have been 16.1 percent on a constant currency basis. Compared with the first half of 2003, fulfillment revenues increased by 50.0 percent with strong growth in the European, Middle East and Africa region. Messaging, Hosting and Security revenues grew by 10.8 percent in the first half of 2004 compared with the first half of 2003 benefiting from increased activity outside France and the positive effects of currency movements of $5 million.. In the first half of 2004, Other Integration Services revenues showed an increase of 10.9 percent compared with the first half of 2003 mainly as a result of increased activity in skills —based services and despite a decrease in maintenance services.

On February 5, 2004, the Company announced the availability of Microsoft® Exchange Server-based solutions for global enterprises offering a reduction of up to 20 percent in the total cost of ownership.

Other Services

Revenues from other services totaled $135 million in the first half of 2004, compared with $108 million in the first half of 2003. The increase reflects the additional voice revenues from new outsourcing contracts, as well as underlying increased product management fees from France Telecom Transpac, as a result of a change in the pricing structure of the Transpac contract.

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The Company will continue to develop an international Voice over IP platform for business customers ensuring a common access means and integrated network, thereby leveraging the Company’s IP VPN customer base. At June 30, 2004 the Company had over 1,400 voice enabled IP VPN connections.

On June 17, 2004, as part of the France Telecom Group’s launch of Business Everywhere the first integrated range of mobility solutions for business customers, the Company launched a solution dedicated to multinational corporations. Business Everywhere offers, from a laptop, a unified mobile access to corporate information and key business applications via multiple access technologies: Wi-Fi, GPRS, DSL, Internet and private dial.

SITA

Revenues from SITA were $266 million in the first half of 2004 declining from $341 million in the first half of 2003, due to the expiry of the minimum revenue commitment (MRC) of $47 million, and the ongoing move from older technologies to unmanaged internet based solutions as well as lower activity. The MRC expired on June 30, 2003 and consequently will have no further impact on the Company’s results.

Gross Profit and Gross Margin

The company’s gross profit was $329 million in the first half of 2004, a decrease of $154 million, or 31.9 percent, from $483 million in the first half of 2003. The gross margin was 23.0 percent compared with 32.7 percent in the first half of 2003.

The gross profit decrease reflected not only a reduction in revenues of $46 million but also an increase in direct costs, net of other operating income, principally due to the adverse impact of foreign exchange rate movements and fulfillment costs. The adverse currency movement on direct costs was $76 million. In the first half of 2004 the Company’s international, national and data termination costs fell by 15 per cent compared with the first half of 2003.

Selling, General and Administrative Expenses (SG&A)

SG&A expenses of $270 million for the first half of 2004 were down $54 million or 16.7 percent from last year. SG&A expenses as a percentage of revenue declined to 18.8 percent compared with 21.9 percent in the first half of 2003.

Reduced personnel costs of $30 million accounted for a significant part of the overall reduction in SG&A.

Total costs before depreciation (cost of services and products sold, net of other operating income, and sales and general and administrative expenses) increased by $54 million or 4.0 percent to $1,374 million. On a constant currency basis, total costs, before depreciation, fell by $50 million.

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Operating income before depreciation and amortization and restructuring and integration (2)

Operating income before depreciation and amortization and restructuring and integration (2) (referred to elsewhere in this release as operating income before depreciation and amortization) was $59 million compared with $159 million in the first half of 2003, reflecting reduced revenues, the change in revenue mix, the expiry of the SITA MRC, $47 million, and the net negative impact of currency movements of $55 million which were partially offset by the reduction in expenses. The margin of operating income before depreciation and amortization (2) for the first half of 2004 was 4.1 percent compared with 10.8 percent in the first half of 2003.

Depreciation and Amortization

The depreciation and amortization charge was $235 million compared with $253 million in 2003. The charge for the first half 2003 included $25 million to align the useful lives of certain Global One assets with those of the Company.

On a constant currency basis, the depreciation and amortization charge in the first half of 2003 was $247 million excluding the one off item of $25 million.

Restructuring and Integration

The Company incurred $16 million of restructuring and integration costs in the first half of 2004. The charge for restructuring and integration in the first half of 2003 was reduced by recoveries from France Telecom. There were no recoveries from France Telecom in the period because the Company’s right to claim reimbursement from France Telecom for certain restructuring and integration costs ceased on June 29, 2003.

The major components of the charge were personnel related.

Operating Loss

The operating loss of $192 million reflects the lower operating income before depreciation and amortization(2) partially offset by a much-reduced charge for restructuring and integration as well as by a lower depreciation and amortization charge.

Non-Operating Expenses

Financial Expense and Income

The Company recognized a foreign exchange gain of $5 million in the first half of 2004 compared with a similar gain of $3 million in the comparable period in 2003.

Income Taxes

The $12 million increase in the tax charge for the first half of 2004 compared with 2003 mainly reflects an increase in valuation allowances in respect of the Company’s deferred tax assets.

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Net Loss per Share

The net loss of $195 million for the first half of 2004, or $0.66 per share compares with the net loss of $174 million, or $0.59 per share, in 2003.

Additional Information

Total capital expenditures for the first half of 2004 were $111 million including expenditure of $6 million for the purchase of transmission capacity in the form of indefeasible rights of use (IRUs). Capital expenditures in the first half of 2003 totaled $151 million including expenditure of $27 million for the purchase of IRUs. Capital expenditures in the first half of 2004 were 7.7 percent of revenues.

At June 30, 2004, the Company’s net cash and loans (4) totaled $199 million, a decrease of $280 million from December 31, 2003. The reduced net cash and loans position reflects the Company’s reduced operating income before depreciation and amortization (2) together with the increase in operating assets and liabilities.

In the first half of 2004, there was a net $206 million change in operating assets and liabilities mainly as a result of shorter payment periods with suppliers in the context of price reductions. These payment periods are now closer to those advanced to the Company customers. There have also been reductions in year-end accruals, particularly employee liabilities.

The Company’s headcount at June 30, 2004 was 9,429 compared with 9,547 at December 31, 2003.

Outlook

The Company confirms its guidance for 2004.

As stated in April, the environment for corporate solutions remains challenging and so, the company expects that revenues for 2004 will be below those of 2003.

The Company expects its operating income before depreciation, amortization, restructuring and integration for the second half of 2004 to be well above the first half as a result of the continued delivery of its cost reduction programs, on the basis of current exchange rates.

The Company is taking the necessary actions to achieve its objective of stabilizing its cash position.

The Company will host a conference call for investors on July 23, 2004 at 9 a.m. (EDT) and 2 pm London time and 3 p.m. (CET). The call can be accessed via the Equant Web site at www.equant.com or by dialing +1-913-981-5559 in North America or +44-20-7098-0704 in Europe and in France +33-1-70-70-82-14. A replay will be available through midnight EDT, Tuesday, July 27 2004 and can be accessed by dialing +1-719-457-0820. The passcode is 158761.

Accompanying slides will be available on the Equant web site before 12 p.m. (CET) on July 23, 2004.

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About Equant
 Equant (NYSE: ENT) (Euronext Paris: EQU) is a recognized industry leader in global communications services for multinational businesses. Equant combines its network expertise — including unmatched seamless network reach in 220 countries and territories and local support in more than 165 countries — with its expanded services capabilities to provide global, integrated and customized communication services to enable its customers key business processes. Equant serves thousands of the world’s top companies, with the industry’s most extensive portfolio of communications services and network solutions, including the market-leading IP VPN used by nearly 1,300 global businesses today. Equant, a subsidiary of France Telecom, was named Best Global Carrier 2003 and Best Managed Service 2003 at the World Communication Awards and consistently leads industry surveys in corporate user satisfaction

This release may contain projections or other forward-looking statements related to Equant that involve risks and uncertainties. Readers are cautioned that these statements are only predictions and may differ materially from actual future results or events. Readers are referred to the documents filed by Equant with the SEC, specifically the most recent filing on Form 20-F, which identifies important risk factors that could cause actual results to differ from those contained in the forward-looking statements, including, among other things, risks relating to Equant’s history of operating losses, the unpredictability of growth in Equant’s industry, the fact that the interests of France Telecom, Equant’s largest shareholder, may differ from the interests of Equant’s other shareholders, changing technology, uncertain and changing regulatory restrictions, currency fluctuations, dependence on suppliers, network security issues, intense competition, in Equant’s industry, and volatility of Equant’s stock price. All forward-looking statements are based on information available to Equant on the date hereof, and Equant assumes no obligation to update such statements.

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Consolidated Statements of Operations
(French GAAP; U.S. dollars millions, except per share data)

	6 months		6 months
	to June 30,		to June 30,
	2004		2003
	Unaudited		Unaudited
Sales of services and products		$1,432.5		$1,479.3
Cost of services and products sold		(1,161.5)		(1,076.9)
Other operating income		58.2		80.8

Gross profit		329.2		483.2
Selling, general and administrative expenses		(270.3)		(324.2)

Operating result before depreciation, amortization and restructuring and integration		58.9		159.0
Depreciation and amortization, excluding goodwill		(234.8)		(252.5)
Restructuring and integration		(15.6)		(61.3)

Operating loss		(191.5)		(154.8)
Financial income (net)		5.2		3.1
Income taxes		(17.4)		(5.9)
Employee profit sharing		(0.7)		(0.8)
Equity share in profit/(loss) of affiliate		9.7		(15.2)

Net loss from continuing operations, before minority interests and goodwill amortization		(194.7)		(173.6)
Minority interests		0.1		—

Net loss		$(194.6)		$(173.6)

Per share data — basic and diluted
Net loss per share	U.S.$	(0.66)	U.S.$	(0.59)

Basic weighted average number of shares (thousands)		292,885.7		292,709.3

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Condensed Consolidated Balance Sheet
(French GAAP; U.S. dollars in millions)

	At June 30,	At December 31,
	2004	2003
	Unaudited
ASSETS
Long-lived assets, plant property and equipment, net	906.0	1,030.8
Long-lived assets, indefeasible rights of use, net	134.7	139.2
Investments accounted for under the equity method	68.8	59.1
Investments at cost	5.1	5.1
Other non-current assets	58.0	61.7

Total non-current assets	1,172.6	1,295.9
Inventories	21.8	14.5
Trade accounts receivable from related parties	376.7	448.3
Trade accounts receivable, other	354.3	354.6
Other current assets and prepaid costs	290.6	266.6
Short-term loan to France Telecom	150.0	150.0
Cash and cash equivalents	171.8	330.1

Total current assets	1,365.2	1,564.1

Total assets	2,537.8	$2,860.0

LIABILITIES AND SHAREHOLDERS’ EQUITY
Total shareholders’ equity	1,321.4	1,528.6
Minority interests	0.3	0.5
Provisions for liabilities and charges	67.8	70.9
Other non-current liabilities	62.8	70.3

Total non-current liabilities	130.6	141.2
Bank loans, overdrafts and capital leases	1.3	1.3
Short term loan from France Telecom	122.2	—
Trade accounts payable to related parties	182.3	280.6
Trade accounts payable, and accruals, other	390.3	448.8
Deferred income	72.2	79.4
Employee liabilities	106.0	150.1
Taxation liabilities	153.1	162.3
Other current liabilities	58.1	67.2

Total current liabilities	1,085.5	1,189.7

Total liabilities and Shareholders’ equity	2,537.8	$2,860.0

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Condensed Consolidated Statements of Cash Flows
(French GAAP; U.S. dollars in millions)

	June 30,	December 31,
	2004	2003
	Unaudited
OPERATING ACTIVITIES
Net loss	$(194.6)	$(356.2)
Adjustments to reconcile net loss to net cash provided by operating activities
Minority interests	(0.1)	0.1
Loss on sale and impairment of long-lived assets	—	3.9
Depreciation and amortization	234.8	482.4
Restructuring asset write off	—	40.7
Movement on provisions	(4.6)	25.5
Changes in valuation allowances	3.4	(21.6)
Equity in loss of affiliate	(9.7)	40.6
Deferred income taxes	8.0	(8.0)

Net cash provided by operating activities before changes in operating assets and liabilities	37.2	207.4
Changes in operating assets and liabilities	(206.0)	105.0

Net cash flows (used in) / provided by operating activities	(168.8)	312.4
INVESTING ACTIVITIES
Purchase of property, plant and equipment	(104.7)	(234.0)
Purchase of IRUs	(5.8)	(46.1)
Net cash effect of acquisitions	—	(2.3)

Net cash used in investing activities	(110.5)	(282.4)
FINANCING ACTIVITIES
Proceeds from issuance of shares	2.8	—
Short-term loan to France Telecom	—	(150.0)
Proceeds from short term loan from France Telecom	122.2	—
Decrease in bank loans and overdrafts	—	(6.0)
Decrease in capital leases	—	(0.7)

Net cash provided by / (used in) financing activities	125.0	(156.7)
Effect of changes in exchange rates on cash and cash equivalents	(4.0)	4.6

Increase / (decrease) in cash and cash equivalents	(158.3)	(122.1)
Cash and cash equivalents at beginning of the year	330.1	452.2

Cash and cash equivalents at end of the period	$171.8	$330.1

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CONTACTS:

Equant Media Relations	Equant Investor Relations

Global and Europe	Ashley Rayfield
Frédéric Gielec	+44 20 8321 4581
+33 1 46 46 21 89	ashley.rayfield@equant.com
frederic.gielec@equant.com
Isabelle Guibert
Asia Pacific Australasia	+33 1 46 46 99 53
Shirley Ng	isabelle.guibert@equant.com
+65 335 6730
shirley.ng@equant.com

France Telecom

Nilou du Castel
Responsible Presse Groupe France Telecom
+33 1 44 44 93 93
nilou.ducastel.@francetelecom.com

Caroline Chaize
Service de Presse Groupe France Telecom
+ 33 1 44 44 93 93
caroline.chaize@francetelecom.com

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